

FOR IMMEDIATE RELEASE

**MMRGlobal Announces First Quarter 2013 Filing, Expansion of Health IT Patent
Licensing Efforts Abroad, While CEO Introduces Company on Fox News Radio**

Los Angeles, CA (May 15, 2012) - MMRGlobal, Inc. (OTCQB: MMRF) ("MMR"), a leading provider of Personal Health Records (PHRs), MyEsafeDepositBox storage solutions and electronic document management and imaging systems for healthcare professionals, today announced that the Company's primary business will be expanded from its previous focus of selling consumer and professional products and services, including its MyMedicalRecords PHR and MMRPro document imaging and scanning systems, to equally exploiting and licensing its health information technology patents domestically and internationally. The Company markets MyMedicalRecords and MMRPro throughout the United States and other countries and territories where it has licensees and strategic partners such as in Australia, Japan and China. The Company is also retaining counsel in Australia and Singapore in support of efforts to protect its patents and other intellectual property in those countries. Additionally, the Company announced that the European Commission has recently granted orphan designation for Lenalidomide as an orphan medicinal product for the treatment of follicular lymphoma. This drug is the subject of the MMR's non-exclusive biotech license agreement (http://www.sec.gov/Archives/edgar/data/1285701/000113626110000355/body8k.htm) and the Company sees this announcement as a positive step toward the achievement of remaining milestone payments due under the biotech licensing agreement. MMR is also planning on continuing its efforts to license its biotechnology patents, patient samples and related IP.

MMRGlobal CEO Robert H. Lorsch is scheduled to appear on Fox News Radio's "The Vipp Jaswal Report" this Thursday at 11:00 a.m. PDT / 2:00 p.m. EDT, where he will discuss MMR and his efforts on behalf of a campaign to encourage Congress to direct portions of a $27 billion stimulus budget to emerging growth companies who provision interoperable patient-facing Personal Health Records for their eligible healthcare customers. The Vipp Jaswal Report is broadcast all across America and internationally on Fox News Radio. After Lorsch's scheduled appearance on the May 16th show, the 30-minute interview will be available on the Internet at the Company's Facebook page following the broadcast (https://www.facebook.com/MMRGlobal?fref=ts).

MMR provides patented Personal Health Record products and services to consumers, employers, associations, hospitals and healthcare professionals, and retailers and other strategic partners. Customers and licensees include Regent Surgical Health, Alcatel-Lucent, ng Connect, 4medica, Interbit Data, Vida Senior Resource and affiliated home healthcare agencies, VisiInc in Australia and Unis-Tonghe Technology (Zhengzhou) Co., Ltd. in China, as well as independent pharmacies, pharmacy chains and other retailers and mass merchandisers nationwide, visiting nurses, caregivers, patient advocates, medical supply companies and in-home sales affiliates.

The Company also announced that it has filed its quarterly report on Form 10-Q for the period ended March 31, 2013 with the United States Securities and Exchange Commission. The Company reported a reduction in net losses of 4.6% from $1,584,201 for the first quarter of 2012 to $1,511,821 for the same period in 2013. $342,731 of this were non-cash losses attributable to expenditures which stem mainly from the application of accounting principles including but not limited to stock options, warrants and common stock issued for services, among other similar types of expenses.

The Company projects sales to increase in future quarters from HIT license agreements and MMRPro sales from the existing VisiInc contracts. Shipment of approximately $600,000 in VISI MMRPro systems had been delayed due to additional integration requirements requested by Burkhart Dental and Synnex specifically to back-up data from an MMRPro system to a Seagate NAS box. Requirements also included building seamless integration of MMRPro with Dentrix, the software used by the dentists in the Burkhart channel. The Company also expects to receive additional biotech milestone payments of up to $12.65 million, pursuant to one existing non-exclusive license agreement. To date, the Company has already received $850,000 in biotech milestone payments.

Costs of Revenue decreased by $148,706, or 85%, from $174,849 in the first quarter of 2012 to $26,143 in 2013. General and Administrative expenses declined by $44,204, or 4.7%, from $933,766 in the first quarter of 2012 to $889,562 in 2013. Sales and marketing expenses increased by $106,379, or 23.5%, from $452,644 in the first quarter of 2012 to $559,023 in 2013 due to higher marketing and consulting fees as part of the Company's efforts to generate HIT licensing revenues from the exploitation of HIT patents and increased sales of MMRPro and PHRs. Technology and product development expenses decreased by $46,004, or 65.7%, from $69,977 in the first quarter of 2012 to $23,973 in 2013 as a result of improved efficiencies in dealing with our overseas resources.

MMR has seven issued U.S. patents as well as additional applications and continuation applications with nearly 400 claims relating to Personal Health Records transmitted via an Internet portal under the heading of "Method and System for Providing Online Medical Records" and "Method and System for Providing Online Records." MMR's patent portfolio also includes numerous other issued patents and pending applications in countries of commercial interest around the world which include Australia, Singapore, New Zealand, Mexico, Canada, Japan, Hong Kong, South Korea, Israel, and European nations.

The Company also continues efforts to maximize the current and future value of its biotech intellectual property that was acquired through its reverse merger with Favrille, Inc. in January 2009, These biotech assets include the exploitation and licensing of patents, data and over 1,800 patient samples from the Company's pre-merger clinical vaccine trials, the FavId™/Specifid™ vaccine, and exploiting the anti-CD20 antibodies to treat B-cell lymphomas.

About MMRGlobal, Inc.
MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements
All statements in this press release that are not strictly historical in nature, including but not limited to future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "potential," "intend," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Actual outcomes and results of operations and the timing of selected events may differ materially from the results predicted, and any reported results should not be considered as an indication of future performance. Such statements are necessarily based on assumptions and estimates and are subject to various risks and uncertainties, including those relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, potential licensees, competitors and legislative, judicial and other governmental authorities and officials. Factors that could cause or contribute to such differences include, but are not limited to: unexpected outcomes with respect to intellectual property enforcement actions, claims of intellectual property infringement and general intellectual property litigation; our ability to maintain, develop, monetize and protect our patent portfolio for both the Company's health IT and biotechnology intellectual property assets in the U.S. and internationally; the timing of milestone payments in connection with licensing our intellectual property; our ability to establish and maintain strategic relationships; changes in our relationships with our licensees; the risk the Company's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition, including variations in our quarterly operating results; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; the timing and volume of sales and installations; the length of sales cycles and the installation process; the market's acceptance of new product and service introductions; competitive product offerings and promotions; changes in government laws and regulations including the 2009 HITECH Act and changes in Meaningful Use and the 2010 Affordable Care Act; future changes in tax legislation and initiatives in the healthcare industry; undetected errors in our products; the possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; other litigation matters; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. The Form 10-Q is available on the MMRGlobal Web site in the Investor Relations section. The Company is providing this information as of the date of this release and, except as required by applicable law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz